Filed by Genesis Microchip Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Sage, Inc.
Commission File No.: 1-16529

This filing relates to a planned merger (the “Merger”) between Genesis Microchip Incorporated (“Genesis”) and Sage, Inc. (“Sage”) pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the “Merger Agreement”), by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 filed by Genesis Microchip Inc. on October 25, 2001, and is incorporated by reference into this filing.

The following is a press release issued by Genesis on November 20, 2001:

U.S. GOVERNMENT CLEARS THE WAY FOR SAGE ACQUISITION

Transaction Moves Forward As Waiting Period Expires

SAN JOSE, CALIF. (Nov. 20, 2001) - Genesis Microchip (Nasdaq: GNSS), a leading designer of integrated circuits for flat-panel displays, today announced a key barrier has been removed in Genesis’s planned acquisition of Sage, Inc. (Nasdaq: SAGI).

As of late Monday night, the waiting period under the U.S. government’s Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired. Expiration of the waiting period ends the U.S. Department of Justice’s antitrust review of the transaction.

“We are pleased the U.S. government has allowed this transaction to proceed,” said Amnon Fisher, Genesis Microchip’s President and CEO. “We believe the acquisition of Sage will enhance our product portfolio to better meet the needs of our customers. It should also accelerate our growth in consumer video ICs by capitalizing on Sage’s technological capabilities and the Faroudja brand name.”

The combined company will create a technology leader with a strong history of innovation and a broad portfolio of products serving the fast-growing display semiconductor industry.

Under the terms of the previously announced agreement, Genesis will issue 0.571 shares for each outstanding Sage share. Following the acquisition, former Sage share and option holders will own approximately 28 percent of the combined company on a fully diluted basis. In conjunction with the transaction, Genesis will change its legal domicile to the United States, which should ensure the transaction to be tax-free for U.S. federal income tax purposes.

Genesis and Sage have achieved most of the major steps required towards a successful merger as planned; however, the transaction is still subject to shareholder approvals, the completion of Genesis’s change of its legal domicile to the United States and customary closing conditions, and is expected to close in early calendar 2002.

This news release contains forward-looking statements within the meaning of the Federal securities laws, including statements about the timing of closing, the enhancement of the product portfolio, growth rate of consumer video IC market and the technology leadership position of the combined company. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected as a result of a number of factors, including the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, the possibility that the combined company may fail to introduce new products on a timely basis, the possibility that the combined company may fail to secure or retain design wins with customers, the possibility that the actual growth rate of the display IC market may differ from the parties’ projections, and changes in general economic conditions. Other factors that may cause actual results to differ materially include those set forth in the reports that each company files with the Securities and Exchange Commission, including, but not limited to, each company’s report on Form 10-K for the fiscal year ended March 31, 2001.

Genesis Microchip is a leading supplier of cost-effective integrated circuits and software solutions, enabling the convergence of Internet information and video. Flat-panel displays, digital televisions, digital CRTs and consumer video products all benefit from Genesis technology, which connects and formats any kind of source content to be displayed with the highest image quality on any type of display. “Genesis Display Perfection” components are used by all leading brand-name monitor vendors. Founded in 1987, Genesis has offices in Silicon Valley, California; Taipei, Taiwan; Toronto, Canada and Seoul, Korea. Further information is available at www.genesis-microchip.com.

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Editor note:

- Genesis is a registered trademark of Genesis Microchip Inc.
- Genesis Display Perfection is a trademark of Genesis Microchip Inc.

Media Contact:
Robert Hunter
 (905) 763-4261
rob@genesis-microchip.com
www.genesis-microchip.com

Additional Information about the Merger and Where to Find It

Genesis and Sage have filed a registration statement, joint proxy statement/prospectus and may file other relevant materials with the SEC in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of Genesis and Sage. Investors and security holders of Genesis and Sage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Genesis, Sage and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Genesis or Sage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Genesis with the SEC by contacting Genesis Investor Relations, 2150 Gold Street, Alviso, CA 95002, (408) 262-6599. Investors and security holders may obtain free copies of the documents filed by Sage with the SEC by contacting Sage Investor Relations, 1601 McCarthy Blvd, Milpitas, California 95030, (408) 383-5300. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Genesis and its directors, Alexander S. Lushtak, Amnon Fisher, Jeffrey Diamond, James E. Donegan, George A. Duguay and Lawrence G. Finch, may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. In addition, the officers of Genesis may be deemed to be participants in the solicitation of proxies from the stockholders of Genesis in favor of the Merger. The officers of Genesis include: Robert Bicevskis, Chief Technology Officer; Tzoyao Chan, Vice President, Product Development; Eric Erdman, Chief Financial Officer and Secretary; Anders Frisk, Vice President, Marketing; Ken Murray, Vice President, Human Resources; Matthew Ready, Vice President, Sales; and Mohammad Tafazzoli, Vice President, Operations. A description of the interests in Genesis of its directors and officers is set forth in Genesis’ proxy statement for the 2001 Annual Meeting of Stockholders of Genesis, which was filed with the SEC on August 24, 2001.

Sage, Chandra Reddy, Sage’s President and Chief Executive Officer, and certain other officers and directors of Sage may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. The other executive officers and directors of Sage who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in the proxy statement for Sage’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on July 17, 2001. In addition to those interests Chandra Reddy will serve as Genesis’s Vice Chairman, Executive Vice President, Engineering, will beneficially own 517,955 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock. If and to the extent that Chandra Reddy will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the joint proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Chandra Reddy and Sage’s other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Further information:

Genesis
Eric Erdman
905-889-5400
eric@genesis-microchip.com

Robert Ferri
Nagle & Ferri
415-575-1589
bob.ferri@nagle-ferri.com

Sage
Simon Westbrook
408-519-6924
simon@sageinc.com

Note to Editors: All trademarks are those of their respective companies. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.